SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)1

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock $.01 Par Value

(Title of Class of Securities)

197779101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 5,790,213 (See Item 4)

	6.	Shared Voting Power: 317,590 (See Item 4)

	7.	Sole Dispositive Power: 5,986,710 (See Item 4)

	8.	Shared Dispositive Power: 121,093

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,107,803 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 10.8% (See Item 4)

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 197779101

1.	Name of Reporting Persons Dorset Management Corporation I.R.S. Identification No. of above persons (entities only) 11-2873658

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 5,695,483 (See Item 4)

	6.	Shared Voting Power: 316,990 (See Item 4)

	7.	Sole Dispositive Power: 5,891,980 (See Item 4)

	8.	Shared Dispositive Power: 120,493

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,012,473 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 10.6% (See Item 4)

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:
Item 1(b)	Address of Issuer’s Principal Executive offices:
Item 2(a)	Name of Person(s) Filing:
Item 2(b)	Address of Principal Business Office or, if none, residence:
Item 2(c)	Citizenship or Place of Organization
Item 2(d)	Title of Class of Securities:
Item 2(e)	CUSIP Number:

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

David M. Knott (“Knott”) and Dorset Management Corporation (“DMC”)

See Rows 5 through 9 and 11 on the corresponding page for each reporting person.

The Common Stock reported in this Schedule 13G includes shares of Common Stock issuable upon the exercise of convertible subordinated promissory notes (“Notes”) and warrants (“Warrants”) held by the Reporting Persons.  Such Notes and Warrants are subject to a conversion cap that precludes the holder thereof from exercising such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.9% of the Common Stock outstanding.

The 6,012,473 shares of Common Stock reported as beneficially owned by DMC in Row 9 on page 3 is comprised of (i) 3,203,390 shares of Common Stock, (ii) 952,381shares of Common Stock issuable upon the exercise of convertible subordinated promissory notes of the issuer and (iii) 1,857,702 shares of Common Stock issuable upon the exercise of warrants or options to purchase Common Stock and the conversion of shares of Series E Convertible Preferred Stock of the issuer. The 6,107,803 shares of Common Stock reported as beneficially owned by David M. Knott in Row 9 on page 2 is comprised of the same securities described above, plus 95,330 shares of Common Stock.

Of the aggregate number of securities reported in each of Rows 6, 8 and 9 on pages 2-3 of this Schedule 13G, 120,668 of such securities (the “Campbell Shares”) are owned by Anthony R. Campbell (“Campbell”). Campbell is a senior analyst of DMC and a member of Knott Partners Management LLC (“KPM”). Knott is the President and sole director of DMC and the managing member of KPM. The Campbell Shares have been included in the number of shares reported as beneficially owned by Knott in this Schedule 13G to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that Campbell or any of his affiliates and Knott might be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Knott does not vote or direct the vote or dispose or direct the disposition of the Campbell Shares.

The inclusion of the Campbell Shares in the number of shares reported as beneficially owned by Knott in this Schedule 13G or any amendment hereto does not constitute an admission that Knott and Campbell or any of their respective affiliates or controlling persons are members of a “group” for purposes of the Exchange Act or the rules promulgated thereunder or for any other purpose whatsoever. Knott expressively disclaims beneficial ownership of any Class A Subordinated Voting Stock beneficially owned by Campbell or his affiliates.

Item 5	Ownership of Five Percent or Less of a Class

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Item 8	Identification and Classification of Members of the Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott